UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For For 30 July 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and Investor
Relations
Tel: +27 (0)82 888 1242 (mobile)
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Superb exploration results
from Harmony’s Kili Teke prospect
·
Drilling continues to return significant intervals of porphyry copper-gold mineralisation:
- KTDD013: 186m @ 1.02% Cu, 0.72 g/t Au from 256m
·
Copper gold mineralisation (defined by a 0.2% copper envelope) currently outlined over
600m of strike, in excess of 200m wide, and extends 700m below surface
·
More upside potential exists
·
Early drill intercept grades and intervals highly encouraging in context with other porphyry copper gold deposits in the region
Johannesburg. Thursday, 30 July 2015. Harmony Gold Mining Company Limited
(
’Harmony’ or ‘the Company’
) is pleased to advise that additional drilling results from its 100% owned exploration licence at its Kili Teke prospect in the Hela province in
Papua New Guinea (PNG) continues to return porphyry style mineralisation with highly significant copper gold intercepts. More upside potential exists with mineralisation being open at depth and along strike, and drilling to scope out the extent and geometry of the system remains ongoing.
“
The latest drilling results from Kili Teke are extremely encouraging and confirm that this asset is yet another fantastic copper gold find by Harmony in Papua New Guinea.
The mineralised footprint is growing as the drilling progresses, and the grades we are seeing are similar to OK Tedi and Frieda River - with zones of higher grade stockwork mineralisation and intervals of mineralised skarn breccia developing within the broader envelope. In a world where new discoveries are rare, we are encouraged by the prospect that Kili Teke could well develop into another major copper-gold discovery” said Harmony’s Chief Execut
ive Officer, Graham Briggs.
The footprint of the mineralised zone (defined by the 0.2% copper envelope) has currently defined over 600m of strike, in excess of 200m wide, and extends 700m below surface. Refer to the figure below illustrating the oblique long section, showing the footprint of the 0.2% copper envelope:

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Kili Teke’s early exploration drill results
including KTDD013 and KTDD007: 422m @ 0.55% Cu, 0.43 g/t Au (released on
11 March 2015), already compares favourably with deposit grades outlined for Frieda River (resources of 2.77Bt @
0.47% Cu, 0.23 g/t Au*) and Ok Tedi (resources of 871Mt @ 0.44% Cu, 0.54 g/t Au*) in PNG.
* Data sourced from company websites
Drilling completed since the previous release, comprises of five boreholes for a total of 3 550.3 meters (KTDD009-
KTDD013). Significant intercepts include:
KTDD009:
226m @ 0.24% Cu, 0.38 g/t Au from 124m,
Including: 76m @ 0.37% Cu, 0.54g/t Au from 262m
KTDD010w1:
343.9m @ 0.33% Cu, 0.19 g/t Au from 529m
KTDD011:
562m @ 0.23% Cu, 0.17 g/t Au from 208m
KTDD012:
448m @ 0.37 % Cu, 0.27 g.t Au from 94m,
Including: 162m @ 0.43 % Cu, 0.36 g/t Au from 150m
Including: 104m @ 0.51% Cu, 0.3 g/t Au from 420m
KTDD013:
480m @ 0.63% Cu, 0.44 g/t Au from 90m (partial result)
Including:
319m @ 0.79% Cu, 0.57 g/t Au from 166m
Including:
186m @ 1.02% Cu, 0.72 g/t Au from 252m
Note: m: meters; Cu: copper; Au: gold. Full drill results are outlined in the annexures attached to this release.

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The high-grade intercept in KTDD013 (186m @ 1.02% Cu, 0.72 g/t Au from 252m) correlates with intervals of intense quartz vein stockwork with disseminated and veinlet chalcopyrite and bornite, developed within potassic altered hornblende diorite (figure 6). The occurrence of bornite (Cu
5
FeS
4
) as part of the copper sulphide assemblage is highly
significant, indicating a potential vector to the higher temperature, higher-grade core of the system. This mineralisation in hole KTDD013, together with intercepts in hole KTDD007 (202m @ 0.74% Cu, 0.57 g/t Au) and KTDD012 outline a zone of higher grade mineralisation developing within the broader 0.2% copper shell, which remains open off the grid to the north.
The above results are extracts from the full exploration results which may be viewed at
https://www.harmony.co.za/downloads/finish/91-files/1572-kili-teke-annexure . The full results include Figure 1
(Regional geological setting showing EL2310 and the Kili Teke prospect locations) and Figure 2 (Plan view of drill holes showing footprint of the 0.2% copper envelope) and Figures 3,4,5,6 and Annexure 2 for more detailed exploration results on Kili Teke, as required by SAMREC and The JORC Code 2012.
Competent Persons statement
The information in this announcement that relates to exploration results and other scientific and technical information are based on information compiled by Mr Mike Humphries. Mr Humphries is a full time employee of Harmony and a member of the Australian
Institute of Geoscientists. Mr Humphries has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in The JORC
Code 2012 and SAMREC. Mr Humphries consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 30, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director